Exhibit 99.1

eHi Car Services Announces Third Quarter 2016 Results

Net revenues increased by 47.8% year-over-year

Net income increased by 269.5% year-over-year

SHANGHAI, November 16, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                  Net revenues increased by 47.8% year-over-year to RMB582.1 million (US$87.3 million1) for the third quarter of 2016, from RMB393.8 million for the third quarter of 2015.

	Three months ended September 30,		Year-Over-Year
(RMB ‘000)	2015	2016	Comparison
Car rentals	300,700	464,271	54.4%
Car services	93,080	117,783	26.5%
Total Net Revenues	393,780	582,054	47.8%

•                  Gross profit2 increased by 83.9% year-over-year to RMB165.7 million (US$24.8 million) for the third quarter of 2016, from RMB90.1 million for the third quarter of 2015. Gross profit margin2 increased to 28.5% for the third quarter of 2016, from 22.9% for the third quarter of 2015.

•                  Net income increased by 269.5% year-over-year to RMB22.3 million (US$3.3 million) for the third quarter of 2016, from RMB6.0 million for the third quarter of 2015. Net income margin increased to 3.8% for the third quarter of 2016, from 1.5% for the third quarter of 2015.

•                  Non-GAAP adjusted EBIT3 increased by 97.4% year-over-year to RMB80.6 million (US$12.1 million) for the third quarter of 2016, from RMB40.8 million for the third quarter of 2015. Non-GAAP adjusted EBIT margin3 increased to 13.8% for the third quarter of 2016, from 10.4% for the third quarter of 2015.

•                  Non-GAAP adjusted EBITDA4 increased by 60.0% year-over-year to RMB264.5 million (US$39.7 million) for the third quarter of 2016, from RMB165.3 million for the third quarter of 2015. Non-GAAP adjusted EBITDA margin4 increased to 45.4% for the third quarter of 2016, from 42.0% for the third quarter of 2015.

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate as of September 30, 2016 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2  Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses).  Gross profit margin is defined as the percentage representing gross profit divided by net revenues.

3   Non-GAAP adjusted EBIT is defined as net income before share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBIT margin is defined as the percentage representing Non-GAAP adjusted EBIT divided by net revenues.

4. Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

•                  Total average available fleet size5 increased by 46.5% year-over-year to 41,742 vehicles for the third quarter of 2016, from 28,499 vehicles for the third quarter of 2015. Total fleet RevPAC6 increased to RMB152 for the third quarter of 2016, from RMB150 for the third quarter of 2015.

	Average Available Fleet Size		Year-Over- Year	RevPAC (RMB)		Year-Over- Year
	2015Q3	2016Q3	Comparison	2015Q3	2016Q3	Comparison
Car rentals	26,200	39,227	49.7%	125	129	3.2%
Car services	2,299	2,515	9.4%	440	509	15.7%
Total	28,499	41,742	46.5%	150	152	1.3%

•                  Fleet utilization rate7 for car rentals was 71.9% for the third quarter of 2016, compared with 73.8% for the third quarter of 2015.

•                  As of September 30, 2016, total period-end fleet size8 was 48,934 vehicles.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our business continued to thrive during the third quarter, leading to both strong top-line growth and significant improvement in profitability. As a fast-growing company, we are committed to driving ongoing operating leverage and are well-positioned to capture the growing demand from China’s rapidly rising domestic tourism and business-related travel.”

“The recent regulations regarding online car-hailing business in China, we believe, provide us with greater potential to explore business and strategic cooperation opportunities to enhance our competitive position. Looking ahead, we remain focused on continuing to execute on our growth plan and achieving our strategic objectives,” Mr. Zhang concluded.

5 “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

6 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

7 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

8 “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period which the Company holds legal title to and reflects in its balance sheet, including vehicles that are currently missing but have not been written off in accordance with its accounting policy. The period-end fleet size as of September 30, 2016 excluded 144 vehicles which the Company had written off from its balance sheet in accordance with its accounting policy.

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We are pleased to report strong third quarter results with net revenues increasing by 47.8% year-over-year, while recording 269.5% bottom-line growth from the prior-year period. Notably, our continued focus on operating efficiency and cost control measures contributed to broad-based margin improvement. Our gross margin and non-GAAP adjusted EBITDA margin both reached record-highs of 28.5% and 45.4%, respectively. Our financial discipline is well-established, and we remain committed to prudent expansion and a balanced approach between growth and profitability.”

Third Quarter 2016 Financial Results

Net revenues for the third quarter of 2016 were RMB582.1 million (US$87.3 million), up 47.8% year-over-year, attributable to increased net revenues from both car rentals and car services.

Net revenues from car rentals for the third quarter of 2016 were RMB464.3 million (US$69.6 million), up 54.4% year-over-year, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Net revenues from car services for the third quarter of 2016 were RMB117.8 million (US$17.7 million), up 26.5% year-over-year, primarily driven by the increased car services RevPAC as we provided services to more business clients.

Cost of revenues (vehicle operating expenses) for the third quarter of 2016 was RMB416.4 million (US$62.4 million), up 37.1% year-over-year, primarily driven by increased depreciation and labor costs.

In the third quarter of 2016, 486 used vehicles were disposed of, and 358 used vehicles were under sales contracts pending title transfer. The Company recognized a disposal loss of RMB0.3 million (US$0.04 million) in aggregate for these 844 vehicles. In addition, a disposal gain of RMB0.7 million (US$0.1 million), which was unrecognized in the previous quarters, was recognized in the third quarter of 2016 as a result of the completion of title transfer during such period. The disposal loss and gain were both recognized as adjustments to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit for the third quarter of 2016 was RMB165.7 million (US$24.8 million), up 83.9% year-over-year. Gross profit margin for the third quarter of 2016 was 28.5%, compared with 22.9% for the third quarter of 2015. Gross profit margin improvement was due to certain cost controls primarily in vehicle insurance, and to a lesser extent, in vehicle repair and maintenance as well as labor costs, in connection with enhanced economies of scale and operating efficiency.

Selling and marketing expenses for the third quarter of 2016 were RMB28.5 million (US$4.3 million), up 81.8% year-over-year, primarily due to increased channel marketing and promotion fees as the Company expanded branding and channel promotion activities during such period.

General and administrative expenses for the third quarter of 2016 were RMB63.1 million (US$9.5 million), up 38.6% year-over-year, primarily due to increased employee-related costs including salaries and welfare expenses as a result of increased headcount, as well as a foreign exchange loss in the third quarter of 2016 compared with a foreign exchange gain in the third quarter of 2015.

Profit from operations for the third quarter of 2016 was RMB77.0 million (US$11.5 million), up 124.2% year-over-year.

Interest expense for the third quarter of 2016 was RMB55.7 million (US$8.3 million), up 79.5% year-over-year, primarily attributable to the interest expense associated with the Company’s senior unsecured notes of US$200 million due 2018.

Net income for the third quarter of 2016 was RMB22.3 million (US$3.3 million), up 269.5% from RMB6.0 million for the third quarter of 2015. Net income margin for the third quarter of 2016 was 3.8%, compared with 1.5% for the third quarter of 2015.

Basic and diluted earnings per ADS for the third quarter of 2016 were RMB0.32 (US$0.05) each, compared with basic and diluted earnings per ADS of RMB0.09 (US$0.01) each for the third quarter of 2015.

Non-GAAP adjusted EBIT for the third quarter of 2016 was RMB80.6 million (US$12.1 million), up 97.4% year-over-year. Non-GAAP adjusted EBIT margin for the third quarter of 2016 was 13.8%, compared with 10.4% for the third quarter of 2015.

Non-GAAP adjusted EBITDA for the third quarter of 2016 was RMB264.5 million (US$39.7 million), up 60.0% year-over-year. Non-GAAP adjusted EBITDA margin for the third quarter of 2016 was 45.4%, compared with 42.0% for the third quarter of 2015.

As of September 30, 2016, the Company’s cash, cash equivalents and restricted cash balance was RMB1.5 billion (US$223.7 million).

Recent Development

On August 30, 2016, the Company entered into a US$150 million syndicated loan facility agreement. This loan facility agreement includes an initial facility of US$110 million and a greenshoe facility of US$40 million. The loan facilities have a three-year term and will be repaid in installments. The interest margin is priced at 350 basis points per annum over LIBOR. Deutsche Bank AG, Singapore Branch is acting as the original mandated lead arranger of the loan facilities. The Company had fully drawn down the US$150 million facility as of September 27, 2016, and used part of the proceeds for repaying certain existing indebtedness with high interest rates. The remaining proceeds will be used for funding capital expenditures and other general corporate purposes of the Company.

Outlook

The Company estimates that net revenues for the full year of 2016 will range from RMB2.1 billion to RMB2.2 billion, and total period-end fleet size will reach approximately 57,000 vehicles as of December 31, 2016. This outlook reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 16, 2016 (9:00 PM Beijing/Hong Kong time on November 16, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until November 23, 2016:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10096501

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	2,610,088,382	1,481,514,421	222,166,067
Restricted cash	206,944,000	10,331,882	1,549,356
Accounts receivable, net	185,418,831	253,071,160	37,950,238
Prepayments and other current assets	379,344,970	561,726,718	84,235,843
Short term loans receivable	—	50,000,000	7,497,938
Assets held for sale	45,467,038	37,719,344	5,656,346
Total current assets	3,427,263,221	2,394,363,525	359,055,788

Property and equipment, net	4,096,617,720	5,051,150,230	757,464,232
Intangible assets	45,367,164	54,551,639	8,180,496
Vehicle purchase deposits	216,727,900	353,772,104	53,051,227
Other non-current assets	14,943,879	52,780,332	7,914,874
Total assets	7,800,919,884	7,906,617,830	1,185,666,617

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	785,898,613	171,590,207	25,731,455
Accrued expenses and other current liabilities	203,742,878	261,696,741	39,243,720
Income tax payable	89,220,792	820,853	123,094
Short-term debt	803,131,683	636,408,841	95,435,082
Total current liabilities	1,881,993,966	1,070,516,642	160,533,351

Long-term debt	1,969,452,640	2,815,621,454	422,227,106
Deferred tax liabilities, non-current	—	1,061,542	159,188
Other non-current liabilities	1,400,000	742,367	111,323
Total liabilities	3,852,846,606	3,887,942,005	583,030,968

Shareholders’ equity:
Common shares	867,001	878,463	131,733
Additional paid-in capital	4,433,439,156	4,469,482,485	670,238,057
Accumulated other comprehensive income	74,554,822	89,712,395	13,453,160
Accumulated deficits	(560,787,701)	(541,397,518)	(81,187,301)
Total shareholders’ equity	3,948,073,278	4,018,675,825	602,635,649
Total liabilities and shareholders’ equity	7,800,919,884	7,906,617,830	1,185,666,617

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2015	2016	2016	2015	2016
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	300,700,336	464,270,838	69,621,480	779,070,657	1,217,057,877
Car services	93,079,632	117,783,367	17,662,648	250,087,845	326,845,322
Total net revenues	393,779,968	582,054,205	87,284,128	1,029,158,502	1,543,903,199

Cost of revenues	(303,707,282)	(416,369,986)	(62,438,327)	(818,556,937)	(1,106,966,780)
Gross profit	90,072,686	165,684,219	24,845,801	210,601,565	436,936,419

Selling and marketing expenses	(15,694,495)	(28,524,805)	(4,277,544)	(39,853,995)	(77,700,305)
General and administrative expenses	(45,528,982)	(63,106,703)	(9,463,403)	(127,320,622)	(179,326,716)
Other operating income	5,475,372	2,897,399	434,489	7,862,113	3,390,322
Total operating expenses	(55,748,105)	(88,734,109)	(13,306,458)	(159,312,504)	(253,636,699)
Profit from operations	34,324,581	76,950,110	11,539,343	51,289,061	183,299,720

Interest income	572,788	1,920,346	287,973	1,843,965	6,474,201
Interest expense	(31,010,270)	(55,657,590)	(8,346,343)	(86,985,661)	(168,250,397)
Gains from waiver of warrants	—	—	—	16,869,935	—
Gains from sale of cost method investment	—	—	—	803,059,728	—
Other income / (expense), net	2,980,438	(59,251)	(8,885)	9,280,208	1,472,620
Income before income taxes	6,867,537	23,153,615	3,472,088	795,357,236	22,996,144
Provision for income taxes	(827,299)	(834,542)	(125,147)	(86,672,515)	(3,605,961)
Net income	6,040,238	22,319,073	3,346,941	708,684,721	19,390,183

Net income	6,040,238	22,319,073	3,346,941	708,684,721	19,390,183
Changes in cumulative foreign currency translation adjustment, net of tax of nil	53,567,007	2,517,134	377,466	53,422,423	15,157,573
Comprehensive income	59,607,245	24,836,207	3,724,407	762,107,144	34,547,756

Weighted average number of common shares used in computing net income per share
Basic	136,598,332	139,322,661	139,322,661	123,368,430	137,789,963
Diluted	138,760,460	140,644,073	140,644,073	125,568,477	138,787,005

Net income per share attributable to common shareholders
Basic	0.04	0.16	0.02	5.74	0.14
Diluted	0.04	0.16	0.02	5.64	0.14

Earnings per ADS*
Basic	0.09	0.32	0.05	11.49	0.28
Diluted	0.09	0.32	0.05	11.29	0.28

* Each ADS represents two Class A common shares

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2015	2016	2016	2015	2016
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income	6,040,238	22,319,073	3,346,941	708,684,721	19,390,183
Add /(subtract):
Share-based compensation	3,498,581	3,664,837	549,574	9,665,155	10,821,233
Interest income	(572,788)	(1,920,346)	(287,973)	(1,843,965)	(6,474,201)
Interest expense	31,010,270	55,657,590	8,346,343	86,985,661	168,250,397
Provision for income taxes	827,299	834,542	125,147	86,672,515	3,605,961
Gains from waiver of warrants	—	—	—	(16,869,935)	—
Gains from sale of cost method investment	—	—	—	(803,059,728)	—
Adjusted EBIT	40,803,600	80,555,696	12,080,032	70,234,424	195,593,573
Depreciation and amortization	124,517,370	183,978,793	27,589,232	336,762,058	488,710,920
Adjusted EBITDA	165,320,970	264,534,489	39,669,264	406,996,482	684,304,493